Exhibit 2.1

EXECUTION VERSION

STAPLES ACQUISITION B.V.

STAPLES, INC.

and

CORPORATE EXPRESS N.V.

MERGER PROTOCOL

THIS MERGER PROTOCOL is made on 9 June 2008 (the “Merger Protocol”)

BETWEEN:

(1)                            (a)                                       STAPLES ACQUISITION B.V., a private limited company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, whose statutory seat is in Amsterdam, the Netherlands and whose principal office is at Jool Hulstraat 24, 1327 HA Almere, the Netherlands registered in the Dutch Commercial register under number 34301291 (the “Offeror”);

(b)                                      STAPLES, INC., a public company incorporated under the laws of Delaware, whose principal office is at Framingham, Massachusetts, the United States (“Staples”); and

(2)                            CORPORATE EXPRESS N.V., a public limited liability company (naamloze vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, whose statutory seat is in Maastricht, the Netherlands and whose principal office is at Hoogoorddreef 62, 1101 BE, Amsterdam Zuidoost, the Netherlands, registered in the Dutch Commercial register under number 33250021 (“Corporate Express” or the “Company”).

Each also referred to separately as a “Party” and jointly as the “Parties”.

WHEREAS:

(A)                        The Company acts as a holding company for the Group Companies (as defined hereafter) and is active as a supplier of office products to businesses. The Offeror is a newly formed Dutch private limited company and an indirect wholly owned subsidiary of Staples. Staples formed the Offeror for the purpose of making an offer and acquiring all of the issued and outstanding shares in the Company. Staples provides a wide range of office products including supplies, technology, furniture and business services.

(B)                          At the date of this Merger Protocol, the authorised share capital of the Company amounts to EUR 1,080,000,000 (one billion and eighty million Euro) divided into 395,000,000 (three hundred and ninety five million) ordinary shares (the “Ordinary Shares”) and 505,000,000 (five hundred and five million) preference shares (the “Preference Shares”), which can be divided in 55,000,000 (fifty five million) preference shares A (the “Preference Shares A”) and 450,000,000 (four hundred and fifty million) preference shares B (the “Preference Shares B”).

(C)                          As per 31 May, 2008, the issued and outstanding share capital of the Company amounts to EUR 286,935,436.80 (two hundred eighty-six million nine hundred thirty-five thousand and four hundred thirty-six Euro and eighty cents) and consists of (i) 185,830,885 (one hundred eighty-five million eight hundred thirty thousand and eight hundred eighty-five) Ordinary Shares and (ii) 53,281,979 (fifty-three million two hundred eighty-one thousand and nine hundred seventy-nine) Preference Shares A (the “Outstanding Shares”). Furthermore, the Company issued its 2% subordinated convertible bonds due 2010 (ISIN: XS0180881343) (each unit representing a principal amount of EUR 1,000 (one thousand Euro) such unit being referred to as a “Bond” and the Bonds together with the Shares, the “Securities”) and its wholly owned subsidiary Corporate Express U.S. Finance Inc. issued 8.25% senior subordinated notes due 1 July, 2014 and for all 7.875% senior subordinated notes due 1 March, 2015 (the “Notes”).

(D)                         The Ordinary Shares, the Preference Shares and the Bonds are listed on Euronext Amsterdam, the American depositary shares each representing one Ordinary Share (“ADSs”, and together with the Ordinary Shares and the Preference Shares A, the “Shares” issued by The Bank of New York are listed on the New York Stock Exchange (the “NYSE”);

(E)                           As per 31 May 2008, the Company has granted Options (as defined hereafter) to the members of the Executive Board (as defined hereafter) and other (former) Group Employees (as defined hereafter) entitling such persons to subscribe for up to 5,702,909 (five million seven and two thousand nine hundred and nine) Ordinary Shares.

(F)                           Pursuant to a call option agreement between Stichting Preferente Aandelen Corporate Express (the “Protection Trust”) and the Company (the “Option Agreement”), the Protection Trust has been granted an option to acquire Preference Shares up to 100% minus 1 (one) share of the Issued Shares against payment by the Protection Trust to the Company of at least 25% of the nominal amount of such shares and the Protection Trust has been granted the right to file an application for, or participate in any proceeding relating to, an inquiry into the policy and conduct of the business of the Company at the Enterprise Chamber of the Administrative Court of Appeal (Ondernemingskamer).

(G)                          The Offeror made an unsolicited offer for all Shares and all Bonds on 19 May 2008, (as amended to include the increased offer price as described in Clause 2.3(b) hereof, hereinafter (the “Offer”) subject to the terms and conditions set out in an offer memorandum (biedingsbericht) of the same date, which has been approved by the AFM (together with all amendments and supplements thereto, the “Offer Memorandum”). In addition, on 22 May, 2008, the Offeror commenced a cash tender offer to purchase all Notes (the “Notes Offer”). On the date hereof, the Offeror purchased 2,085,403 Ordinary Shares at a price of EUR 9.25 (nine Euro twenty-five cents) per Ordinary Shares, as a result, the Offeror will be required to pay the same price for all Ordinary Shares tendered into the Offer if it declares the Offer unconditional. The Offeror and the Company have now reached an agreement on the terms and conditions on which the Executive Board and the Supervisory Board will recommend the Offer in so far as it relates to the Ordinary Shares.

(H)                         The press release of the Company (the “Company Press Release”) and the Position Statement (as defined hereafter) shall contain a statement of support and a unanimous recommendation of the Offer, in so far as it relates to the Ordinary Shares, by each of the Executive Board (as defined hereafter) and the Supervisory Board (as defined hereafter).

(I)                              The Offeror, the Company and the Executive Board (as defined hereafter) and the Supervisory Board (as defined hereafter) have discussed their intentions in relation to the Offer and the Offeror has informed the Company and the Executive Board (as defined hereafter) and the Supervisory Board (as defined hereafter) of its intentions regarding the possible steps to be taken after declaring the Offer unconditional as further set out herein.

(J)                             The Offeror has performed a limited due diligence investigation into the financial, operational, commercial, accounting, insurance, legal, pension and tax aspects of the Corporate Express Group.

(K)                         The Executive Board (as defined hereafter) and the Supervisory Board (as defined hereafter) have received a fairness opinion from ABN AMRO N.V. in connection with the Offer, in so far as it relates to the Ordinary Shares, in form and content satisfactory to the Boards (as defined hereafter) (the “Fairness Opinion”).

(L)                           The Offeror currently owns 22,456,115 (twenty million four hundred fifty-six thousand and hundred fifteen) Ordinary Shares, In addition, certain large Shareholders (as defined hereafter) who currently own 42,701,904 (forty-two million seven hundred and one thousand nine hundred and four) Ordinary Shares have irrevocably undertaken and agreed with the Offeror that they will accept the Offer in respect of all Shares that they currently hold and/or will acquire after the date hereof and that they shall tender such Shares to the Offeror in accordance with the terms and conditions of the Offer.

(M)                      The Offeror has prepared and filed with the relevant authorities any necessary notifications or other submissions required by any anti-trust or similar laws or regulations and has supplied to the relevant anti-trust authorities of all information which is required by those authorities to investigate the offer by the Offeror. The US anti-trust authorities have not issued a second request prior to the end of the applicable waiting period, the Canadian anti-trust authorities have issued a no action letter and the Offeror expects to obtain clearance from the EU authorities around 17 June, 2008.

(N)                         The Company has called an extraordinary meeting of shareholders of the Company as required in accordance with Article 18 of the Dutch Public Offers Decree (Besluit Openbare Biedingen Wft, the “DPOD”) to provide its shareholders the opportunity to discuss the Offer made by the Offeror, which shall be held on 18 June, 2008 (the “First Company EGM”).

(O)                         The Offeror has received resignation letters from all mr. J. Peelen, R.F. van den Bergh, G. Izeboud and B.J. Noteboom with effect from the date of the Second Company EGM (as defined hereafter) and subject to the Offer being declared unconditional.

(P)                           Having regard to the fact that the Offer, in so far as it relates to the Ordinary Shares, has been recommended by both the Supervisory Board and the Executive Board, the

Protection Trust, subject to the Offer being declared unconditional (gestand wordt gedaan), has for the benefit of the Offeror irrevocably and otherwise unconditionally renounced its rights under the Option Agreement in writing (a copy of which is attached as Schedule 3), provided however that if and for as long as the Offeror holds less than 75% of the Ordinary Shares, the Protection Trust reserves its rights under the Option Agreement to file an application for, or participate in any proceeding relating to, an inquiry into the policy and conduct of business of the Company at the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer).

(Q)                         The Parties wish to lay down their respective rights and obligations with respect to the Offer in this Merger Protocol.

IT IS AGREED as follows:

1.                                 INTERPRETATION

1.1                           In addition to terms defined elsewhere in this Merger Protocol, the definitions and other provisions in Schedule 10 apply throughout this Merger Protocol unless the contrary intention appears.

1.2                           In this Merger Protocol, unless the contrary intention appears, a reference to a clause, exhibit or schedule is a reference to a clause, exhibit or schedule of this Merger Protocol. The schedules and exhibits form part of this Merger Protocol.

1.3                           The headings in this Merger Protocol do not affect its interpretation.

2.                                 THE OFFER

2.1                           The Offer

In accordance with the terms of this Merger Protocol and subject to the terms and conditions set out in the Offer Memorandum, the Offeror undertakes to declare unconditional and settle the Offer.

2.2                           Merger Rules

(a)                                      In accordance with the terms and subject to the conditions of this Merger Protocol and the terms and conditions set out in the Offer Memorandum, each of the Parties shall promptly do all such things as are reasonable able to facilitate and procure the implementation of the Offer.

(b)                                     The Parties shall comply with the Merger Rules.

2.3                           Offer Price

(a)                                      The Offeror has increased the offer price for the Ordinary Shares mentioned in the Offer Memorandum from EUR 8,00 (eight Euro) per Ordinary Shares to EUR 9.15 (nine Euro and fifteen cents) per Ordinary Share.

(b)                                     Prior to the execution of this Merger Protocol, the Offeror purchased 2,085,403 Ordinary Shares for a price of EUR 9.25 (nine Euro twenty-five cents) per Ordinary Share in a transaction other than a regular on market transaction. Therefore, in accordance with Article 19 of the DPOD if the Offer is declared unconditional, the Offeror will be required to pay (i) EUR 9.25 (nine Euro twenty-five cents) per Ordinary Share validly tendered into the Offer (or defectively tendered, provided such defect is waived by the Offeror) (the “Increased Offer Price per Ordinary Share”) and (ii) EUR 9.25 (nine Euro twenty-five cents) per ADS validly tendered into the Offer (or defectively tendered, provided such defect is waived by the Offeror) (the “Increased Offer Price per ADS”).

(c)                                      The Offeror shall at any time in whatever manner and without the consent of the Company be entitled, subject to the Merger Rules, but under no obligation whatsoever, to increase the Increased Offer Price per Ordinary Share and the Increased Offer Price per ADS.

(d)                                     Transfer of the Ordinary Shares tendered under the Offer against payment of the Increased Offer Price per Ordinary Share and the Increased Offer Price per ADS (the “Settlement”) shall occur as soon as possible and ultimately within 5 (five) Business Days after the date on which the Offer is declared unconditional (gestanddoening) (the “Settlement Date”).

2.4                           Offer Memorandum

On 19 May, 2008, the Offeror made generally available in the Netherlands the Offer Memorandum (biedingsbericht).

2.5                           Offer Period

(a)                                      Without prejudice to any of the Offer Conditions (as defined hereafter), the Offer shall be open for acceptance for the period mentioned in the Offer Memorandum.  In the event that the Offeror declares the Offer unconditional, the Offeror may also publicly announce a post-acceptance period (na-aanmeldingstermijn) within 3 (three) Business Days after the Closing Date. The post-acceptance period commences on the 1st (first) Business Day after such announcement and shall last for a period of no more than 2 (two) weeks. The Offeror shall accept, against payment of the Increased Offer price per Ordinary Share and the Increased Offer price per ADS, and notwithstanding the other terms and conditions of the Offer, each Share that is tendered within such post-acceptance period.

(b)                                     The offer period may be extended by the Offeror after prior consultation with (but not approval by) the Company.

(c)                                      Nothing in this Clause 2.5 shall limit the rights of the Offeror under Article 15 paragraph 5 of the DPOD.

2.6                           Delisting and post-closing restructuring

(a)                                      The Company acknowledges that it is the intention of the Offeror:

(i)                        to terminate the listing of the Ordinary Shares and the Preference Shares A on Euronext and the listing of ADSs on NYSE as soon as practicable after Settlement;

(ii)                     to cause the Company to make a filing with the SEC requesting termination of the registration of the ADSs under the Exchange Act, which could result in the termination of the Company’s reporting obligations under the Exchange Act and to cause Corporate Express to terminate the deposit agreement relating to the ADSs; and

(iii)                  to acquire all Shares by means of taking any of the actions as set out in Section 6.6 of the Offer Memorandum, in each case in accordance with the Merger Rules and Dutch law in general.

(b)                                     As long as the Company remains listed on Euronext, it shall continue to apply the Dutch Corporate Governance Code in effect from time to time and, accordingly, explain to its shareholders any non-compliance with principles and best practice provisions set out therein.

(c)                                      When effecting any post-closing restructuring, the Parties shall consider the interest of minority shareholders of the Company (if any).

2.7                           Approval and recommendation

On the basis that the Offer and the related actions as contemplated in this Merger Protocol are in the best interest of the Company and its stakeholders (including its shareholders), the Company confirms that the Boards have duly considered the Offer and unanimously resolved:

(a)                                      to approve and consent to the Merger Protocol and the entering into by the Company of this Merger Protocol;

(b)                                     to fully support the Offer in so far as it relates to the Ordinary Shares and to unanimously recommend the Offer for acceptance to the Ordinary Shareholders;

(c)                                      to include their unanimous recommendation in the Company Press Release and the Position Statement and to include in the Company Press Release and the Position Statement a statement to the effect that the Boards have withdrawn their recommendation to the Lyreco Transaction and terminated the Lyreco Agreement; and

(d)                                     subject to the provisions of this Merger Protocol, that the Boards and each of their members shall not revoke or materially modify, amend or qualify their respective recommendation nor make any public contradictory statements as to their position with respect to the Offer or make any negative public statements in relation to the Offer in so far as it relates to the other Securities, provided that in case one or more members of the Boards are misquoted or inadvertently or without intent make such modifications, amendments, qualifications or public contradictory statements, the Company shall not be in breach of this provision if it publicly reconfirms the recommendation of (the relevant members of) the Boards within 48 (forty eight) hours following the publication of such misquote, modification, amendment, qualification or public contradictory statement.

2.8                           The Position Statement

In compliance with Article 18, paragraph 2 of the DPOD, the Company will publish a position statement ultimately on 12 June, 2008 containing the information listed in Annex G to the DPOD and the statement referred to under Clause 2.7(c) hereof (the “Position Statement”). The Offeror and its advisers shall be given the opportunity to comment on the Position Statement which comments shall reasonably be taken into account by the Company.

2.9                           Offer Conditions

(a)                                      The obligations of the Offeror to declare the Offer unconditional shall be subject to the conditions precedent that are set out in Section 6.5 of the Offer Memorandum (the “Offer Conditions”), provided that the minimum acceptance condition of the Offer, as contained in Section 6.5.1 of the Offer Memorandum, has been lowered to the tender for acceptance of such number of Ordinary Shares, including Ordinary Shares represented by ADSs, Preference Shares A and Bonds that the votes attached to those securities, together with the votes attached to the same types of securities owned by the Offeror and/or any of its affiliates at 17:30 hours CET on the Closing Date, represent at least 51% of votes attached to the Ordinary Shares, including Ordinary Shares represented by ADSs, Preference Shares A and Bonds issued and outstanding at 17:30 hours CET on the Closing Date. For purposes of the calculation of the percentage of votes referred to in the preceding sentence, (i) the Bonds shall be deemed to give right to such number of votes as would have been the case if they had been converted on the Business Day immediately preceding the Closing Date at a conversion price of EUR 6.87 (six Euro and eighty seven cents) per Bond and (ii) the Ordinary Shares, Preference Shares A or Bonds shall include any options granted by the Company to subscribe for Ordinary Shares, Preference Shares A or Bonds, as the case may be, that are not exercised and have not otherwise resulted in the issue by the Company of such Ordinary Shares, Preference Shares A or Bonds, as the case may be, to the option holders on or prior to 17:30 hours CET on the Closing Date.

(b)                                     The Offer Conditions are for the benefit of the Offeror and may, to the extent permitted by applicable law, be waived by the Offeror (either in whole or in part) at any time by written notice to the Company. However, the Offeror will not waive the 51% threshold referred to above without the prior written approval of the Company.

2.10                     Best Efforts

Each of the Parties undertakes to use its best efforts to procure the fulfilment of the Offer Conditions as soon as reasonably practicable. If at any time a Party becomes aware of a fact or circumstance that might prevent an Offer Condition being satisfied, it shall immediately inform the other Parties in writing. Without limiting the generality of the foregoing, each of the Parties shall make all applications and notifications required by the Offer Conditions and shall use its best efforts to procure that all such information as is requested by the relevant authorities in connection with such applications and notifications is provided as promptly as reasonably practical.

3.                                 UNDERTAKINGS

3.1                           Within two business days of the Settlement Date, the Company shall call a second extraordinary meeting of shareholders of the Company (the “Second Company EGM”), for which the record date shall be set after the Settlement Date in order to, inter alia, propose to the shareholders to resolve to approve (i) the proposed amendments to the articles of association of Corporate Express (the “Corporate Express Articles of Association”) as described in Section 6.6 of the Offer Memorandum, (ii) the proposed appointments of the Offeror’s designees as members of the Executive Board and of the Supervisory Board, with immediate effect and (iii) to grant the release of liability (décharge) of the resigning members of the Supervisory Board, with immediate effect. The Company shall reasonably do, and procure to be done, all those things necessary to ensure that the resolutions referred to in (i), (ii) and (iii) are passed as soon as reasonably possible.

3.2                           With respect to the proposed merger between the Company and Lyreco S.A.S. (the “Lyreco Transaction”), which has been laid down in a merger agreement between the Company and Corely S.C., dated 19 May, 2008 (together with all ancillary agreements related there to referred to as, the “Lyreco Agreement”):

(a)                                      the Offeror is aware of the break fee of EUR 30,000,000 (thirty million Euro) included in article 6.2(c) of the Lyreco Agreement, which shall have to be paid by the Company to Corely S.C. if the Company recommends the Offer and the Offer is declared unconditional;

(b)                                     the Company shall terminate the Lyreco Agreement immediately prior to the  execution of this Merger Protocol by sending to Lyreco S.A.S. and Corely S.C. a letter in a form substantially similar to the draft attached as Schedule 7; and

(c)                                      the Boards shall include in the Company Press Release and the Position Statement the termination of the Lyreco Agreement.

3.3                           The Company shall and shall procure that all of its Group Companies shall pursue its and their rights under or pursuant to the Lyreco Agreement and the confidentiality agreement entered into with Lyreco, dated 25 March 2008, and shall not waive any of its or their rights thereunder without the prior approval of Staples, except in relation to the break free arrangements made in the Lyreco Agreement (which will be dealt with at the sole discretion of the Company).

3.4                           The Parties acknowledge that all rights in respect of the employee share option plan of the Company will be respected. The Company will ensure that any Shares vesting under its employee share option plan will result in cash payments to the relevant beneficiary rather than the issue or delivery of any Shares, at the level of the Increased Offer Price per Ordinary Share and as per the Settlement Date. The Company (i) will ensure that all out-of-the-money options held by Group Employees shall be terminated without consideration due to the relevant Group Employees and (ii) will, other than as provided in this Merger Protocol, not take any action in respect of these plans without prior approval of the Offeror and shall ensure that the options awarded by the Company to Group Employees in 2008 will all be cancelled subject to the Group Employees being entitled to a cash payment determined (as a discretionary payment) by the Executive Board on the basis of clause 9.3 of such plan, corresponding to the amount as if one-third of those options would vest and that the net value thereof calculated on the basis of the Increased Offer Price per Ordinary Share to be paid in cash as per the Settlement Date.

3.5                           Subject to applicable law, the Parties undertake (i) to consult each other in respect of any relevant matters in connection with the Offer, including, without limitation, publicity and investor relations, subject to the terms and provisions of this Merger Protocol, (ii) to notify each other promptly (and supply at reasonable request copies of all relevant information) of any event or circumstance of which they become aware and which would be likely to adversely affect the Offer, including significant impact on the satisfaction of the Offer Conditions, (iii) to furnish each other and each other’s advisors with all such information and documentation as may reasonably be requested in connection with the Offer (iv) negotiate in good faith the new situation should the EU authorities decide against the Offer or make it subject to any conditions, it being understood that this shall not result in the Offeror having to accept any material obligations.

3.6                           In order to facilitate the integration of the businesses of Staples and the Company, an integration committee (the “Integration Committee”) will be established for a period of at least six months after the Settlement Date. Senior management from both the Company and Staples will be appointed to the Integration Committee, which will supervise the integration of the businesses of the respective entities by managing a number of high-level implementation teams that will also work on the integration.

3.7                           Each of the Offeror and the Company agree to locate the European Contract Business headquarter operations in Amsterdam, the Netherlands. The final organisation will be defined under the supervision of the Integration Committee, which will work in conjunction with designated board members.

3.8                           The Company hereby represents and warrants to the Offeror and Staples that, at the date hereof, each of the following statements is true and accurate:

(a)                                      neither the Company nor any material Group Company is subject to a voluntary or involuntary liquidation, administration order, suspension of payments (surcéance van betaling) or any other insolvency proceeding in any jurisdiction and, to the best of the actual knowledge of the two members of the Executive Board on the basis of appropriate reporting lines no facts or circumstances exist which would entitle any person to begin any of those proceedings in any jurisdiction against the Company or any other material Group Company;

(b)                                     the Shares constitute the entire issued and outstanding share capital of the Company as at 31 May 2008 and are duly authorised, validly issued and fully paid-up. No dividends of any kind are due and payable by the Company to any of its Shareholders and since 8 April 2008 no dividends of any kind have been declared or proposed by the Company;

(c)                                      since 31 May 2008 the Company has not issued any new Shares except for the issue of Shares to satisfy its obligations (i) to employees who have exercised outstanding employee share options in accordance with their terms and (ii) to Bondholders who have validly converted Bonds in accordance with their terms;

(d)                                     there are no outstanding rights granted by the Company to subscribe for any securities issued by the Company or any other Group Company except for the rights under the Bonds, the Option Agreement with the Protection Trust and the rights set out in SCHEDULE 2;

(e)                                      to the best of the actual knowledge of the two members of its Executive Board on the basis of appropriate reporting lines (i) it has publicly disclosed any and all information (a) that is specific and directly or indirectly relates to a Group Company or the trade in any securities issued by it and (b) the disclosure of which could have a significant influence on the value of the securities issued by the Company within the meaning of Article 5:53, paragraph 1, of the DFSA or any similar applicable legislation in other jurisdictions (such information being “Price-Sensitive Information”), other than in relation to the discussions between the parties relating to the Proposed Transaction and the contents of such discussions (in both cases as known to Staples); and (ii) there are no events or circumstances that it believes justify or could justify any delayed disclosure of Price-Sensitive Information, other than in relation to the discussions between the parties relating to the Offer and the contents of such discussions (in both cases as known to Staples);

(f)                                        the Company has taken all corporate action to approve the entering into of the Merger Protocol and all transactions as contemplated by this Merger Protocol;

(g)                                     since 31 December, 2007, no new employee incentive- retention-, option- or other benefit plans or programmes have been introduced, nor have any of the existing plans or programmes been materially altered since that date, except where it concerns benefit plans in the ordinary course of business; and

(h)                                     the total amount of costs, fees and expenses incurred by the Company and Group Companies in relation to the Offer and the Lyreco Agreement (including advisors fees, but excluding the break fee payable to Lyreco and/or its affiliates) is estimated to be EUR 55 million (fifty-five million Euro) excluding valued added and similar tax.

3.9                           Each of Staples and the Offeror hereby represents and warrants to the Company that, at the date hereof, each of the following statements is true and accurate:

(a)                                      the Offeror and Staples have taken all corporate action to approve the entering into of the Merger Protocol and all transactions as contemplated by this Merger Protocol; and

(b)                                     Staples has the benefit of credit facilities and other financial resources required in relation to the Offer and the refinancing of any of the Company’s existing credit facilities immediately upon Settlement.

3.10                     The Offeror has obtained undertakings from each of the members of the Executive Board pursuant to which they irrevocably agree to tender their Shares and Bonds, as the case may be, under the Offer, copies of which are attached to this Merger Protocol as Schedule 4 and the Company will obtain irrevocable undertakings from all other Board members no later than before the First Company EGM.

3.11                     The Company undertakes to (a) comply with the terms of its credit facilities and outstanding indebtedness, including the payment of principal and interest when due and the making of any offers to purchase outstanding Bonds, Notes following consummation of the Offer, (b) execute, and cause its affiliates that are guarantors to execute, supplemental indentures with respect to the Notes implementing certain amendments approved by written consents executed and delivered by the holders thereof in connection with the Note Offers and use its commercially reasonable efforts to have The Bank of New York, as trustee, to execute such supplemental indentures, and (c) following consummation of the Offer, if requested by Staples or the Offeror, redeem the remaining outstanding Bonds or enter into a supplemental indenture to amend such Bonds to eliminate certain covenants, including those prohibiting the Company or its affiliate guarantors from granting security interests to third parties unless a similar security interest is granted to the holders of the Bonds. The Offeror shall provide to the Company all reasonable assistance that is required in respect of fulfilling its obligation set forth in this Clause 3.11.

3.12                     The Company will, following the consummation of the Offer, (a) cooperate with reasonable requests made by Staples to terminate existing credit facilities of Group Companies and (b) in the event the credit facilities of Group Companies are terminated by other parties thereto enter into replacement facilities with Staples or its affiliates, provided in any such case that Staples has agreed to provide funding to the Group Companies on terms at least as favourable to the Group Companies as are in effect under such existing credit facilities.

3.13

(a)                                      The Parties will (i) to the extent required, continue to inform and consult, in accordance with applicable rules and regulations, including the Merger Code, with the Unions (unless agreed otherwise) and (ii) inform and consult, in accordance with applicable rules and regulations, with the Central Works Council of the relevant Group Company, the European Works Council of the Group and any other employee representative body of the Group.  The Parties will together review and consider any issues arising as a consequence of the Offer raised in discussions and consultations with any relevant employee representative body, and they shall duly consider any concerns raised by these bodies resulting from such discussions and consultations before taking final decisions on the matters concerned.

(b)                                     It is furthermore understood that on 11 June, the Company will inform the Dutch Central Works Council of the relevant Group Company and the Group’s European Works Council of the transactions contemplated in this Merger Protocol. If and to the extent that after the Settlement Date measures are to be implemented by the Company and/or any of the Group Companies that have social, economic and/or legal consequences, all rights of the Central Works Council of the relevant Group Company and/or any other employee representative body of the Group will be respected in accordance with applicable rules and regulations in respect of any of these decisions.

(c)                                      The Company shall consult with the Offeror as to timing, manner and content of any and all material communications with employee representative bodies or employees with respect to the Offer and to provide the Offeror with draft copies of such communications to employee representative bodies or employees with respect to the Offer so as to enable the Offeror and its advisers to comment on, and meaningfully participate in, the preparation of such communications.

3.14                     The Company shall (i) provide the Offeror with executed copies of the resignation letters of the members of the Supervisory Board other than those referred to in Recital (O) in a form substantially similar to Schedule 5 ultimately on 18 June 2008 and (ii) use its best efforts to procure that the members of the supervisory board of other Group Companies shall, in the event that such companies are subject to the large company regime (structuurregime), propose for appointment to those boards the persons to be designated by the Offeror or Staples and that these members shall resign from those boards, on the basis of resignation letters substantially similar to those in Schedule 5, upon such designees’ appointments taking effect, it being understood that those appointments are to become effective by the date of the Second Company EGM.

4.                                 INTERIM PERIOD

4.1                           Conduct of business

(a)                                      As of the date of this Merger Protocol until the earlier of (i) the Settlement Date, or if later, until the appointment of the Offeror’s designees as members of the Boards as set out in Clause 3.1 became effective, and (ii) the date on which this Merger Protocol is terminated in accordance with Clause 11 (the “Interim Period”), the Company shall, and shall procure that the Group Companies shall not make any payments other than arm’s length payment and conduct its business and operations in the ordinary and usual course of business and that are consistent with past practice over a period of 3 (three) years prior to the date of this Merger Protocol.

(b)                                     Furthermore, without in any way limiting the provision set out in Clause 4.1(a), during the Interim Period, the Company shall and shall procure that each Group Company:

(i)                        maintains the level of stock at a level sufficient to operate the business in an efficient manner and to ensure that there is no unusual augmentation or unusual diminution in the level of stock;

(ii)                     continues to make capital expenditure pertaining to the business in accordance with the capital budget relating to the business;

(iii)                  use its best endeavours to preserve its relationships with all third parties with which it has material business dealings, including but not limited to customers, suppliers, licensors, licensees and distributors;

(iv)                 maintains the policies for the payment of creditors and ensure, in particular, that there is no unusual postponement of the payment of creditors or unusual acceleration of collection of account receivables, in each case having regard to the policies applied for such payment and collection; and

(v)                    to the extent in the best interest of the relevant Group company and reasonably possible, use its best endeavours to maintain the services of its directors, officers and key employees, and its business relationships with key customers and others having business dealings with the Group.

(c)                                      Furthermore, during the Interim Period, without the prior written consent of the Offeror, which shall not be unreasonably withheld or delayed, or except as disclosed by the Company to the Offeror prior to signing of this Merger Protocol, the Company shall refrain from taking any of the following actions and it shall procure that the Group Companies shall refrain from taking any of the following actions:

(i)                        dispose of or grant any option or right of pre-emption in respect of any material part of its business;

(ii)                     grant any lease or third party right in respect of any of its properties or transfer or otherwise dispose of any of its properties outside the ordinary course of business;

(iii)                  declare, authorise, make or pay any dividend or other distribution to its shareholders;

(iv)                 selling or disposing of, or creating, extending, granting, issuing, encumbering, or agreeing to sell or dispose of, or create, extend, grant, issue, encumber or allow any third party rights over any of the Group’s material assets, except as permitted by this agreement;

(v)                    other than in connection with the Options, creating, issuing, increasing, acquiring, reducing, repaying, redeeming or disposing of, or agreeing to create, issue, increase, acquire, reduce, repay, redeem or dispose of any Ordinary Shares or equity interests in the capital of the Company, respectively, as the case may be, or securities convertible into shares or equity interests;

(vi)                 other than in connection with the Options, granting or transferring, or agreeing to grant or transfer, any option in respect of any Ordinary Shares;

(vii)              pass or adopt any resolution of its shareholders or any class of shareholders, whether in general meeting or otherwise except for resolutions required to be taken in the ordinary course of business;

(viii)           form any subsidiary or acquire or sell any share in any company or participate in, or terminate any participation in, any partnership or joint venture other than in the ordinary course of business;

(ix)                   settle any existing or initiate any new litigation for an amount exceeding EUR 2,000,000 (two million Euro);

(x)                      change the accounting procedures, principles or practices of any Group Company;

(xi)                   make any changes to the Company’s corporate structure or the Corporate Express Group other than in their ordinary course of business;

(xii)                merge, de-merge or consolidate with or into any other company or business, including but not limited to Lyreco SAS, except for any such transaction solely among wholly-owned subsidiaries, or change in any manner its identity or character or that of its business or take any steps to prepare or implement any of the foregoing;

(xiii)             propose to appoint any new members on any of the Boards, except for the proposal to appoint members on the Boards as provided for in this Merger Protocol;

(xiv)            enter into any capital commitment or investment that exceeds EUR 90,000,000 (ninety million Euro) in the aggregate less an amount equal to the aggregate of the capital commitments or investments made between 1 January, 2008 and the date hereof;

(xv)               other than making annual salary increases in line with past practice and in the ordinary course of business materially (a) increase, or agree to increase the remuneration (including fringe, retirement, death or disability benefits) of any and all managers participating in the employee benefit plans of the Group Companies, or (b) make any change in the provisions of any and all employee benefit plans of the Group Companies, or (c) employ or end the employment of any such person participating in the employee benefit plans of the Group Companies;

(xvi)            provide, extend or renew any guarantee or security for the obligations of any other party, other than those of any of the Group Companies made in the ordinary course of business;

(xvii)         enter into new borrowings or change or agree to change the principal amount with respect to borrowings or otherwise amend the terms of any debt of any Group Company, in each case, other than in the ordinary course of business;

(xviii)      make or alter any material tax election or take any material position on any material tax return filed on or after the date hereof or adopt any tax method therefore that is inconsistent with elections made, positions taken, or methods used in preparing or filing any tax return in prior periods;

(xix)              decide to open or close any material facility or office;

(xx)                 except in the ordinary course of business, enter into any material contract or agreement relating to the distribution, sale or marketing by third parties of the products of the Company or any of its subsidiaries;

(xxi)              adopt, amend or implement any shareholder rights plan other than contemplated in this Merger Protocol; or

(xxii)           agree, conditionally or otherwise, to do any of the foregoing.

4.2                           Access rights

During the Interim Period and to the extent legally permitted, the Company undertakes to allow the Offeror and its advisors reasonable access to its directors, senior employees, documents and advisors to furnish the Offeror all such information and documentation as may be reasonably requested by the Offeror in connection with the Offer, the financing thereof or transition planning and inform the Offeror of developments material to the Company and/or the Group Companies.

5.                                 CORPORATE GOVERNANCE

5.1                           As from the Settlement Date, the Executive Board shall consist of Peter Ventress and Floris Waller. At the Second Company EGM certain additional persons designated by Staples or the Offeror shall be proposed to be appointed to the Executive Board.

5.2                           On the Second Company EGM the individuals nominated by the Offeror shall be appointed to the Supervisory Board. In the event that the Offeror and its affiliates shall not within 3 (three) months of the Settlement Date have acquired at least 95% of the issued and outstanding Ordinary Shares, it shall appoint to the Supervisory Board one or two independent members (i.e. within the meaning of the Dutch Corporate Governance Code), who must approve any related party transactions and decisions directly affecting the position or rights of the minority shareholders of the Company, including where appropriate decisions regarding any post-closing restructuring as referred to in Section 6.6 of the Offer Memorandum. For as long as the Offeror has not acquired at least 95% of the issued and outstanding Ordinary Shares, it shall not implement or decide to implement any measures which, in accordance with the preceding sentence, require the approval of independent members of the Supervisory Board.

5.3                           All current members of the Supervisory Board have agreed to resign from their positions as members of the Supervisory Board as per the Second Company EGM and have confirmed that they have no claim whatsoever against the Company in respect of loss of office or otherwise, except with respect to compensation duly accrued in respect of services rendered to the Company during the financial year 2008 and as separately agreed otherwise between the Company and the Offeror. The Offeror agrees to procure that at the Second Company EGM any resigning member of the Supervisory Board will be fully released from his duties as per the date of resignation and granted a release of liabilities (décharge) for the financial year 2008, provided that by the time of such resignation, no fraud, gross negligence or wilful misconduct of such member has become apparent or other compelling reason against such discharge has arisen.

5.4                           Subject to the Offeror declaring the Offer unconditional (gestand wordt gedaan), Peter Ventress will be offered by Staples the position of President, Staples International and Floris Waller will be offered by Staples the position of Chief Financial Officer, Staples International.

6.                                 EMPLOYEES AND BUSINESS STRATEGY

6.1                           Employee Undertakings

(a)                                      The Parties recognize the importance of the role that the Group Employees will have for purposes of ensuring the success of the contemplated business combination. Although the Parties have not yet prepared specific plans for combining the two businesses, based solely on publicly available information and its limited due diligence review Staples (i) intends to continue the activities of the Company and the Group Companies and plans to maintain a significant presence in The Netherlands, (ii) does not currently intend to materially reduce the number, or materially change the terms or conditions of employment, of Group Employees and (iii) if any such action is taken however, the Offeror acknowledges that it shall take into account any applicable rules and regulations on employee consultation.

(b)                                     For a period of 12 months following the Settlement Date, or longer as may otherwise be required by applicable law, and without any prejudice to any amendments that may be agreed by the relevant parties or otherwise become effective, the Offeror shall, or cause the Group Companies to, honour, fulfil and discharge all obligations in existence on the date hereof to all Group Employees under the employee benefit plans and will allow the Company to implement in the event of any redundancies of Group Employees, any severance plans and practices used by the Company in determining applicable severance payments, except if and to the extent such benefit plans and practices materially differ from what is customary in the relevant jurisdiction. Nothing in this paragraph shall restrict the Parties from amending the employee benefit plans in the event of a change in the applicable law.

(c)                                      The Parties agree that for purposes of the nomination, selection, appointment or dismissal of employees of the Offeror Group (including, following Settlement, the Group Companies) following the Settlement Date Group Employees shall be given equal opportunities as employees of the Offeror Group (other than Group Companies).

(d)                                     The Parties agree that existing obligations pursuant to (i) employment agreements of the employees of the Company and the Group Companies and pursuant to (ii) existing employee consultation arrangements, will be honoured.

(e)                                      The Parties agree (i) that the rights of the Group Employees and former Group Employees in relation to pension entitlements shall be respected in accordance with applicable law and the relevant terms of those legally binding entitlements and (ii) that the Company and/or the Offeror shall not take any action to extract cash from the relevant pension funds, in each case, without prejudice to any rights of Group Companies to seek suspensions from the obligations to make pension contributions in line with the Company’s past practice. The preceding sentence does not intend to create or imply a requirement that Group Companies make contributions to the pension funds that are not required by applicable law and regulations or by existing agreements with the relevant pension funds.

(f)                                        The Parties shall negotiate in good faith during the 2 (two) weeks following the date hereof whether it is appropriate for retention purposes to create a voluntary scheme under which an amount of up to EUR 8,000,000 (eight million Euro) that has yet to become due for the financial year 2008 becomes guaranteed.

6.2                           Business Strategy

The Parties have discussed their combined business strategy upon successful completion of the Offer. The Parties are of the firm opinion that the Group’s business and the Offeror’s business are highly complementary and provides the growth and platform necessary for the combined business to remain competitive taking advantage of synergies and economies of scale and making more effective use of the merging parties’ network. The Parties are furthermore of the opinion that the combined business will benefit from each Party’s know how and experience and excellence in service delivery to its customers. Further arrangements and discussions are set out in SCHEDULE 6.

7.                                 EXCLUSIVITY

7.1                           For the purpose of this Protocol:

(a)                                      Alternative Proposal means any offer for any or all of the Shares or Bonds or for the whole or any material parts of the undertaking, business or assets of the Company or any significant Group Company or any proposal involving the potential acquisition of a substantial interest in the Company or any significant Group Company or a legal merger or demerger involving the Company or any significant Group Company or reorganisation or re-capitalisation of the Company or any significant Group Company.

(b)                                     More Beneficial Alternative Proposal means a serious proposal from a bona fide third party for a business combination that would involve an attempt to effect a change of control of the Company through a cash offer for (i) all issued and outstanding Shares and Bonds or (ii) all of the assets of the Corporate Express Group that, in either case, in the reasonable opinion of the Boards is — taking into account the identity and track record of Staples and the Offeror and that of the third party making such proposal, certainty of execution (including but not limited to certainty of funding), conditionality, timing, benefits for employees and the interests of the shareholders and other stakeholders of the Company — a more beneficial offer than the Offer as contemplated in this Merger Protocol, whereby the consideration offered by the party that makes the More Beneficial Alternative Proposal must be in cash and at least EUR 9.75 (nine Euro and seventy-five cents) per Ordinary Share. The consideration of any subsequent More Beneficial Alternative Proposal (which shall include any amended More Beneficial Alternative Proposal) must exceed the most recent consideration offered by the Offeror for each of the Ordinary Shares, including in any Revised Offer (as defined below), by at least 5%, failing which such merger, offer or proposal shall not qualify as a More Beneficial Alternative Proposal for the purpose of this Clause.

7.2                           During the period between the signing of this Protocol and the termination of this Protocol in accordance with Clause 11 (the “Exclusivity Period”):

(a)                                      the Company shall, and shall ensure that all of the Group Companies and its and their respective representatives, including the members of each of the Boards (together the “Relevant Persons”), take all actions reasonably required to ensure the success of the Offer as expediently as practicable;

(b)                                     the Company shall not, and shall ensure that each of the Relevant Persons shall not, in any way, directly or indirectly, solicit an Alternative Proposal; and

(c)                                      subject to the confidentiality undertaking between the Offeror and the Company dated June 6, 2008 in relation to the disclosure of price sensitive information, the Company shall notify the Offeror promptly (and in any event within 48 (forty-eight) hours) in writing of any approach that is received by it or any of its Relevant Persons from any third party in relation to an Alternative Proposal, it being understood that as a minimum the Company shall promptly notify the Offeror of its knowledge of the identity of such third party, the proposed consideration, the conditions to (the making of) the Alternative Proposal and other key terms of such Alternative Proposal, so as to enable the Offeror to consider its position in light of such Alternative Proposal and to assess the (possible) effects of such Alternative Proposal on the Offer and the Offer’s chances of success.

7.3                           In the event that a third party makes or announces its intention to make an Alternative Proposal or informs the Company directly or any member of the Company’s Board that it will make or considers making an Alternative Proposal, the following steps shall be completed:

(a)                                      In the event the Boards conclude that the Alternative Proposal is a More Beneficial Alternative Proposal as contemplated in this Merger Protocol, the Company shall promptly inform the Offeror thereof (in any event within 48 (fourty-eight hours) of concluding that the Alternative Proposal qualifies as a More Beneficial Alternative Proposal) in writing (such information in writing hereinafter the “Notice”) and shall provide to the Offeror all material details known to the Company regarding the More Beneficial Alternative Proposal (including (i) the identity of the relevant third party, (ii) the proposed consideration and other key terms of the More Beneficial Alternative Proposal and (iii) whether the Company intends to provide to a third party confidential information or to enter into negotiations with such third party.

(b)                                     The Offeror shall have 5 (five) Business Days following the date on which it has received the Notice in respect of a More Beneficial Alternative Proposal to announce to the Company a revision of the Offer that either provides an offer price for the Ordinary Shares that is at least as high as the More Beneficial Alternative Proposal or is in the reasonable opinion of the Boards at least equivalent to the terms and conditions of the More Beneficial Alternative Proposal as contained in the Notice (“Revised Offer”).

(c)                                      If the Offeror fails to agree to make a Revised Offer in accordance with Clause 7.3(b) or has indicated that it will not announce a Revised Offer within such 10 (ten) Business Day period following the date on which it received the Notice in respect of the More Beneficial Alternative Proposal, the Boards may revoke the Recommendation, each Party shall be entitled to terminate this Merger Protocol with immediate effect, following which, without prejudice to Clause 11.1, the Parties shall no longer be bound by this Merger Protocol in any respect.

(d)                                     If the Offeror has announced a Revised Offer in accordance with Clause 7.3(b), the Parties shall not terminate this Merger Protocol and shall continue to be bound by their respective rights and obligations of this Merger Protocol, including in relation to any future More Beneficial Alternative Proposal for the Company.

7.4                           By its acceptance of the terms of this Merger Protocol, the Company confirms (i) that, subject only to the termination of the discussions with Lyreco S.A.S. and any of its affiliates in accordance with Clause 3.2(b) above, it is at the date of signing this Merger Protocol not in negotiations, activities or discussions with any third party that may lead to an Alternative Proposal, and (ii) that, other than the EUR 30,000,000 (thirty million Euro) break fee referred to in Clause 3.2(a) above, it has no liabilities pursuant or relating to any break fee arrangement, incentive fee, cost compensation or any similar arrangement with any third party in connection with an Alternative Proposal except for existing obligations with the Company’s investment bankers, financing banks and other advisors in relation to the Lyreco Transaction and the Offer referred to in Clause 3.8(h).

8.                                 PRESS RELEASES

At or around 08.00 hours CET on 11 June, 2008 (the “Announcement Date”), the Press Releases shall be made available to (i) Euronext, (ii) the AFM, (iii) the Social Economic Council (Sociaal Economische Raad), (iv) the central works council of the Company and the Group Companies, (vi) the relevant trade unions of both the Offeror and the Company and (vii) the relevant (international) press agents.

9.                                 COSTS

9.1                           Any costs incurred by any Party in connection with the preparation for or performance of obligations under this Merger Protocol or in connection with the preparation or consummation of the Offer shall be for its own account.

9.2                           In the event that this Merger Protocol is terminated by any Party pursuant to Clause 7.3(c), the Company shall be liable to pay to the Offeror an amount of EUR 45,000,000 million (forty-five million Euro) by way of a compensation of damages and reimbursement of all fees, costs and expenses incurred by the Offeror, which payment shall be due upon the earlier of:

(a)                                      the More Beneficial Alternative Proposal being declared unconditional or otherwise becoming unconditional;

(b)                                     the fifth (5th) Business Day after the date on which the relevant party either informs the Company or makes a public announcement to the effect that it no longer is considering to make the More Beneficial Alternative Proposal that has led the Company’s Boards to revoke or amend the Recommendation, that it withdraws that More Beneficial Alternative Proposal or that it otherwise no longer pursues that More Beneficial Alternative Proposal; or

(c)                                      the ninetieth (90th) day after termination of this Merger Protocol in accordance with Clause 7.3(c).

9.3                           If and when the Company is informed by the relevant third party that it no longer is considering to make the More Beneficial Alternative Proposal that has led the Company’s Boards to revoke or amend the Recommendation, that it withdraws that More Beneficial Alternative Proposal or that it otherwise no longer pursues that More Beneficial Alternative Proposal, as referred to in Clause 9.2(b), the Company shall inform the Offeror and Staples in writing within 24 (twenty-four) hours of it so being informed by the relevant third party.

10.                           CONFIDENTIALITY

10.1                     Subject to the provisions of this Merger Protocol, none of the Parties shall, without the written approval of another Party, disclose the existence or contents of this Merger Protocol or the discussions and negotiations concerning the Offer, to any third party except to the extent that it is obliged to make such a disclosure pursuant to applicable law, rules or regulations, including, without limitation, the Merger Rules or a binding decision of a court or other governmental authority, including, without limitation, a request or order of the AFM; where possible, the disclosing party shall, prior to disclosure, consult with the other Party about the form and content of such mandatory disclosure.

10.2                     The provisions of the confidentiality agreement entered into by Staples and the Company on 6 June, 2008 shall remain in full force and effect until this Merger Protocol is terminated in accordance with Clause 11, it being understood that nothing set out therein or in the Merger Protocol shall restrict any Offeror Group Company from acquiring any Ordinary Shares or other securities issued by the Company.

11.                           TERMINATION

11.1                     Except for Clauses 9 to 15 inclusive, which Clauses shall survive termination of this Merger Protocol, this Merger Protocol and the rights and obligations hereunder will immediately terminate if:

(a)                                      the Parties so agree in writing;

(b)                                     this Merger Protocol is terminated in accordance with Clause 7.3(c); or

(c)                                      on the third Business Day following the Closing Date any or all of the Offer Conditions are not satisfied or have not been waived in accordance with Section 6.5 of the Offer Memorandum and the press release issued by the Offeror on 3 June, 2008, and the relevant Party that has the right to waive the same terminates this Merger Protocol in writing.

11.2                     In the event that this Merger Protocol is terminated pursuant to this Clause 11, none of the Parties shall have any claim against another Party, save for a pre-existing breach of a Party’s obligations under any provision of this Merger Protocol.

12.                           GUARANTEE

Staples hereby unconditionally and irrevocably guarantees to the Company due and punctual compliance by the Offeror of all of the Offeror’s obligations, commitments and undertakings under or pursuant to or in connection with this Merger Protocol (the “Guaranteed Obligations”), it being understood that if and whenever the Offeror fails for any reason whatsoever to comply promptly with any Guaranteed Obligation under this Merger Protocol, the Company may forthwith demand that Staples complies with such Guaranteed Obligation as a primary obligor.

13.                           NOTICES

13.1                     Any notice or other formal communication given under this Merger Protocol (including fax, but not email) must be in writing and may be delivered in person, or sent by post or fax, to the Party to whom it is to be given as follows:

(a)                                      to the Offeror:

Staples Acquisition B.V.

Jool-Hulstraat 24

1327 HA Almere

The Netherlands

Att.: Management Board c/o Theo van Brandenburg

Fax.: +31 (0)36 54 78 095

With a copy to:

Staples, Inc.

500 Staples Drive

Framingham, MA 01702

United States of America

Attn: Kristin Campbell

Fax: +1 508 253 8955

And with a copy to, which shall not constitute a notice to, Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom, fax number: +44 (0) 20 7006 5555, marked for the attention of Mr. P.M. Alexander,

(b)                                     to the Company at:

Hoogoorddreef 62

1101 BE Amsterdam

Fax: +31 20 651 1011

marked for the attention of: Ms H van der Kooij, with a copy to, which shall not constitute a notice, Allen & Overy LLP, Apollolaan 15, 1077 AB, The Netherlands, fax numbers +31 (0)20 674 1835 and +31 (0)20 674 1937, marked for the attention of Mr. M.H. Muller and Mr. C.E. Honée, or at any such other address or fax number of which it shall have given notice for this purpose to the other Party under this Clause 13. Any notice or other communication sent by post shall be sent by recorded delivery post (aangetekende post met ontvangstbevestiging) (if the place of destination is in the same country as its country of origin) or by overnight courier (if its destination is elsewhere).

13.2                     Any notice or other communication shall be deemed to have been given:

(a)                                      if delivered in person, at the time of delivery; or

(b)                                     if sent by post, at 10.00 a.m. on the second Business Day after it was sent by recorded delivery post (aangetekende post met ontvangstbevestiging) or at 10.00 a.m. (local time at the place of destination) on the 5th (fifth) Business Day after it was sent by overnight courier; or

(c)                                      if sent by fax, on the date of transmission, if transmitted before 5.00 p.m. (local time at the place of destination) on any Business Day and in any other case on the Business Day following the date of transmission.

13.3                     In proving the giving of a notice or other communication it shall be sufficient to prove that delivery in person was made or that the envelope containing the communication was properly addressed and posted, either by recorded delivery post (aangetekende post met ontvangstbevestiging) or by overnight courier (as the case may be), or that the fax was properly addressed and transmitted.

14.                           MISCELLANEOUS

14.1                     If part of this Merger Protocol is or becomes invalid or non-binding, the Parties shall remain bound to the remaining part. The Parties shall replace the invalid or non-binding part by provisions which are valid and binding and the legal effect of which, given the contents and purpose of this Merger Protocol, is, to the greatest extent possible, similar to that of the invalid or non-binding part.

14.2                     No Party may assign its rights and obligations, or its legal relationship, pursuant to this Merger Protocol to any third party.

14.3                     Other than the obligation of the Offeror to release the resigning Supervisory Board Members of their liabilities, the terms of this Merger Protocol may be enforced only by a Party to this Merger Protocol or a Party’s permitted assignees or successors. This Agreement does not contain any third party stipulation (derdenbeding).

14.4                     Without prejudice to the provisions of Clause 10, the Parties hereby waive to the fullest extent permitted by law (i) their rights under Articles 6:265 to 6:272 inclusive and Article 6:228 (dwaling) of the DCC to rescind (ontbinden), or demand in legal proceedings the rescission (ontbinding) of, this Merger Protocol and (ii) their rights to demand in legal proceedings annulment (vernietiging) of this Merger Protocol.

14.5                     This Agreement can only be amended or supplemented by all Parties in writing.

14.6                     For the purpose of this Merger Protocol, any approval of the Company shall be deemed to include the approval of each of the Boards.

14.7                     The expression the “Offer” extends to any improved or revised offer by the Offeror.

15.                           GOVERNING LAW AND JURISDICTION

15.1                     This Agreement is construed in accordance with and shall be governed exclusively by the laws of the Netherlands.

15.2                     All disputes in connection with this Merger Protocol shall be finally and exclusively settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute, including the possibility of arbitral summary proceedings (arbitraal kort geding). The place of arbitration shall be Amsterdam, the Netherlands. The arbitral tribunal shall comprise three arbitrators. The arbitrators shall decide in accordance with the rules of law. The arbitral procedure shall be conducted in the English language.

SIGNATORIES

This Agreement has been signed by the Parties (or their duly authorised representatives) on the date stated at the beginning of this Merger Protocol.

Signed by	)
For and on behalf of	)	/s/ Theo van Brandenburg
The Offeror	)

Signed by	)
For and on behalf of	)	/s/ Ronald L. Sargeant
Staples, Inc.	)

Signed by	)
For and on behalf of	)	/s/ Peter Ventress
The Company	)

Signed by	)
For and on behalf of	)	/s/ Floris F. Waller
The Company	)